

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via E-mail
Peter Wrighton-Smith, Ph.D.
Chief Executive Officer
Oxford Immunotec Global PLC
94C Innovation Drive
Milton Park, Abingdon
OX14 4RZ
United Kingdom

> **Re: Oxford Immunotec Global PLC**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted September 10, 2013**
> **CIK No. 0001586049**

Dear Dr. Wrighton-Smith:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you intend to seek confidential treatment for several of your exhibits. Please note that comments on your confidential treatment request will be sent under separate cover.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary
Overview, page 1

3. We note the disclosure indicating your belief that the annual global market opportunity for T-SPOT.TB is well in excess of $1 billion. Please revise your disclosure to clarify that such estimate is contingent upon T-SPOT.TB entirely displacing TST as the most widely-used TB test throughout the world.

4. You state that your test has been recognized in TB screening guidelines in 17 countries. Please specify that you are referring to "clinical guidelines," if that is the case, and define the term the first time you use it in this section.

5. Please expand your disclosure to describe what you mean when you state that you have "established a unique Current Procedural Terminology, or CPT, code" and explain why the CPT is unique and important to your business.

6. We note that your discussion of reimbursement for the test in the United States and outside the United states in several countries where reimbursement applies, including Japan, Switzerland and Germany. Please provide a brief explanation of what how you are reimbursed by health insurers and third-party payors and how the level of reimbursement impacts your business. Please also provide cross reference to the sub-section of your prospectus entitled, "Funding and reimbursement."

7. We note that one of the advantages your T-SPOT.TB test has over TST is higher sensitivity and specificity. We also note your definition of the terms "sensitivity" and "specificity" on page 89 of the filings. Please revise your disclosure to provide a brief explanation as to what the terms "sensitivity" and "specificity" signify at your first use them on page 2 of the prospectus.

8. Please define the term "in vitro" the first time you use it in the sixth bullet point on page 2.

Current TB skin test and its limitations, page 3

9. Please expand your disclosure in the third bullet point in this section to indicate how the quality of the PPD used in the TST test can result in false negative results.

Our technology platform, page 5

10. Please expand your disclosure in this section to explain what you mean by molecular diagnostics/testing.

Risk factors
Risks related to our business
Certain of our customers account for a significant portion of our revenue, page 18

11. We note that your single importer of record in Japan appears to account for 12% of your total revenue. Please identify your single importer of record in Japan.

We may require substantial additional resources to fund our operations…, page 20

12. Please expand your disclosure in this section to quantify the amount of your cash and cash equivalents and working capital.

Risks related to being an English company listing ordinary shares
If we are a passive foreign investment company U.S. investors in our ordinary…, page 43

13. Please revise this risk factor to make clear how you may be at risk for being or becoming a passive foreign investment company ("PFIC"). In this regard, we note your disclosure on page 153 stating that you believe you are not nor anticipate becoming a PFIC.

U.S. holders of 10% or more of the voting power of our ordinary shares may…, page 44

14. Please expand your disclosure to describe under what circumstances you may be classified as a controlled foreign corporation.

Management's discussion and analysis of financial condition and results of operations
Research and development expense, page 58

15. Please provide quantitative information regarding the nature of the research and development expenses for each of the periods presented.

Results of operations
Comparison of six months ended June 30, 2012 and 2013
Revenue, page 61

16. As the increase in revenues is a result of several factors, please revise your disclosure to quantify the amount of change due to each factor. This also applies to your discussion pages 63-64. Refer to FRC Section 501.04.

Critical accounting policies and significant judgments and estimates
Share-Based Compensation, page 70

17. You estimated the fair value of an ordinary share as $.12 on the grant date of March 25, 2013 and $.24 on April 8, 2013 and $.026 on April 17, 2012 and $.12 on October 14, 2012. Please tell us why it is reasonable for the fair value of an ordinary share to change abruptly and not ratably over a period of time as revenues and cash flows increased.

18. Expand the disclosure to explain why stock compensation expense is 37% lower in 2012 than in 2011 when the number of options granted in 2012 was considerably greater than in 2011. Provide a similar explanation for stock compensation expense in the first six months of 2013 as compared to the first six months of 2012.

19. We have reviewed your stock-based compensation disclosures and have the following comments:

- With respect to the March 31, 2013 valuation, please clarify how the two valuation method outcomes were weighted. Additionally, please disclose the assumptions used in the Monte Carlo analysis.
- Please update the stock option table on page 76 through the date of effectiveness of your registration statement. Also, please disclose in the filing any new equity issuances such as preferred stock, warrants, etc. through the date of effectiveness.
- Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of the most recent issuance.

Business
General

20. We note that you have included as exhibits various purchase, supply and manufacturing agreements with each of MicroCoat Biotechnologie GmbH, Mabtech AB, EMD Millipore Corporation, StemCell Technologies and Life Technologies Corporation. We also note your risk factor on page 18 entitled, "We depend upon a limited number of suppliers, and certain components of our product may only be available from a sole source or limited number of suppliers." In an appropriately titled and positioned subsection under your "Business" section, please describe your relationship with each of the above companies along with the material terms of each of the agreements, including, but not limited to any payment provisions, the parties' rights and obligations under the agreements, duration and termination provisions.

21. We note that you filed your distribution and amended distribution agreements with Shanghai Fosun Long March Medical Science Co. Ltd ("Fosun") as an exhibit to the registration statement. We also your risk factor disclosure indicating that sales to Fosun accounted for 18% and sales through your importer to end-users in Japan accounted for 12% of your revenue for the six months ended June 30, 2013. In an appropriately titled sub-section of your "Business" section, please describe the material terms of your contractual arrangements with Fosun and the importer to Japan including any payment provisions, the parties' rights and obligations under the agreements, duration and termination provisions. Also, please identify the importer and file any agreement with this party as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Our Solution, page 86

22. We note the first bullet point in this section which states, "In head to head studies, our T-SPOT.TB test is frequently found to have higher sensitivity than the TST." We also note the sensitivity of your test in several countries on page 89 of the prospectus. Please expand your disclosure in the first bullet point of this section in order to quantify the sensitivity of your test compared to the sensitivity of the TST.

Funding and reimbursement
United States, page 91

23. Please clarify to which third party you are referring when you state, "For other segments of the U.S. market (notably, for example, the physicians' office segment) *third party* reimbursement is often available to cover the cost of our T-SPOT.TB test.

24. Based on your disclosure in this section it appears that different CPT codes have different reimbursement amounts. If so, please revise your disclosure to clarify the significance of being linked to different CPT Codes, specifically CPT code 86480 versus 86481.

Outside the United States
Japan, page 92

25. Please describe the "central funding and reimbursement mechanisms" that cover IGRA testing in other market segments, such as public health.

Our license Agreements
Isis Innovation Limited (Isis), page 100

26. Please expand your disclosure regarding your license agreement with Isis to provide the material terms of the agreement, including the aggregate amount paid to date under the agreement, the duration of the agreement and termination provisions.

Statens Serum Institut (SSI), page 101

27. We note that under the license agreement with SSI you pay a royalty rate in the "low double digits." Please revise your disclosure to provide a range of royalty rates within a ten percent range. Also, please expand your disclosure to provide the material terms of the agreement, including the aggregate amount paid to date under the agreement, the duration of the agreement and termination provisions.

28. We note that the license agreement requires that you continue to make royalty payments at a reduced rate for a number of years after the expiration date of licensed patents. Please disclose the number of years and the reduced royalty rate within a ten percent range.

<u>Rutgers, the State University of New Jersey (Rutgers), page 101</u>

29. Please expand your disclosure regarding your license agreement with Rutgers to provide the material terms of the agreement, including the aggregate amount paid to date under the agreement, the duration of the agreement and termination provisions.

<u>Competitive tests and our advantages, page 102</u>

30. We note your statements with regard to the advantages T-SPOT.TB in comparison to QFN. Please revise your disclosure to discuss whether the results of QFN testing have been shown to be impacted by immune-suppression and indicate how QFN's clinical sensitivity compares to T-SPOT.TB.

<u>Executive Compensation</u>
<u>Director Service Agreements, page 124</u>

31. Please file your director service agreements with Mr. Sandberg and Mr. Spotts as exhibits to the registration statement as required by Item 601(b)(10)(iii)(A).

<u>Shares eligible for future sale</u>
<u>Lock-up agreements, page 149</u>

32. Please confirm that the form of lock-up agreement will be filed as part of the underwriting agreement. If not, please file the form of lock-up agreement as an exhibit.

<u>Material tax considerations</u>

33. In the section entitled "Certain U.S. federal income tax considerations" on page 151 and the section entitled "Certain U.K. tax considerations" on page 156, we note your statements that the sections provide "a description of certain U.S. federal income tax considerations" and "a general summary of certain U.K. tax considerations." Please revise your disclosure in both of these sections to discuss all material tax considerations and consequences rather than "certain" tax considerations.

<u>The Proposed Financial Transactions Tax, page 159</u>

34. Please replace the vague term "certain" with substantive disclosure and make clear the extent that the proposed directive would apply to this transactions or holders of shares from this offering if the proposals were adopted in their current form.

<u>Enforcement of judgments, page 166</u>

35. Please expand your disclosure to specify by whom you were "advised" that there is some doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities based solely on the federal

securities laws of the United States. Also, please file a consent from the party providing the advice as an exhibit.

Index to financial statements
Audited consolidated financial statements

36. Provide audited financial statements of the registrant Oxford Immunotec Global PLC as specified by Article 3 of Regulation S-X.

9. Borrowings, page F-18

37. Please disclose the conversion rate for the 2012 Notes. Additionally, please disclose how you determined the fair value of the warrant.

10. Share capital
Preferred ordinary shares
Anti-dilution rights, page F-21

38. You indicate that the preferred shares are subject to certain antidilution rights, such as upon issuance of securities at an amount less than the issue price of the preferred shares. Please clarify for us and in your disclosure the nature all the antidilution adjustments associated with your preferred shares, and the accounting impact, if any such adjustments have or will have on your shares. Additionally, please revise your disclosure to clarify why you are classifying these shares in permanent equity.

11. Share option and equity incentive plans, page F-22

39. We note that the expected volatility remained at roughly 40% for each of the periods presented. Please tell us why the amount did not change for any period and provide us with your calculation. In addition, you indicate that the peer group was selected based on industry similarities. Please also tell us whether the volatility was consistently calculated for each period (i.e. daily, monthly, weekly, etc.) and what consideration was given to the other factors such as stage of life cycle, size and financial leverage.

14. Income Taxes, page F-27

40. Please revise your disclosure to provide the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Refer to Rule 4-08(h)(1) of Regulation S-X.

18. Geographic revenue distribution, page F-32

41. Provide revenues attributed to the United Kingdom as prescribed by ASC 280-10-50-41. Also provide the required disclosures related to long-lived assets.

Interim condensed consolidated financial statements
2. Borrowings, page F-41

42. We note that you have provided disclosure on page F-34 on the fair value of the warrants. As these financial statements are presented separately, please disclose the assumptions used to determine the fair value of the warrant issued in conjunction with this transaction.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

Via E-mail
Michael D. Beauvais, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199